Filed pursuant to Rule 253(g)(2)

File No. 024-12193

This Supplement No. 1, dated January 29, 2025 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated May 2, 2023, of Landa Financing, LLC, a Delaware limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented.

LANDA FINANCING LLC

105 West 125th Street

Front 1 #1017

New York, NY 10027

(646) 905-0931

Landa.app

CURRENT OFFERING OF UP TO $75,000,000 IN COMMON SHARES

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed July 15, 2024, which can be found here.

Investment Strategy – Membership Interests Secured Loans

Commencing January 25, 2025, Landa Financing has started providing Membership Interest Secured Loans. These loans are issued pursuant to Promissory Notes and Membership Interests Pledge Agreements.